Exhibit 21.1

List of Subsidiaries of Legacy Education Inc.

Name	State of Organization	Doing Business As
Legacy Education, LLC	California	High Desert Medical College
Legacy Education Monterey, L.L.C.	California	Central Coast College
Advanced Health Services, LLC	California	Integrity College of Health
Legacy Education Antioch, LLC	California	Contra Costa Medical Career College